Exhibit 1

R.V.B. HOLDINGS LTD

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
August 19, 2010

Notice is hereby given that an Annual General Meeting of the Shareholders of R.V.B. Holdings Ltd (the "Company") will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel Aviv, Israel, on Thursday, August 19, 2010 at 2:00 p.m. (Israel time) (the "Meeting") for the following purposes:

1.	TO ELECT Messrs. Nir Dor, Avraham Gilat, Yair Green, Uri Manor, Avraham Toledano, Aviv Tzidon and Avraham Zamir (listed in alphabetical order) as directors of the Company for the coming year.

2.
TO APPOINT KPMG Somekh Chaikin as the independent public auditors of the Company for the year ending December 31, 2010 and to authorize the Audit Committee to fix the remuneration of said auditors as the Audit Committee may deem fit in their sole discretion.

3.
TO AUTHORIZE, the Company to procure an insurance policy for such individual directors and officers of the Company ("D&O Insurance Policy"), as shall serve from time to time, as a framework transaction for a period of five years.  The cost of the D&O Insurance Policy shall be at an annual premium of up to $55,000 for liability coverage of $10,000,000.

In addition, in accordance with Israeli law, at the Meeting the Company will present the financial statements of the Company for the year ended December 31, 2009, as described in the accompanying proxy statement.

Shareholders of record at the close of business on July 12, 2010, will be entitled to notice of, and to vote at, the Meeting.

Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope so that the proxy card is received by the Company not later than twenty-four (24) hours before the Meeting.   You may revoke your proxy in the manner described in the accompanying Proxy Statement.  If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting.

By Order of the Board of Directors,

R.V.B. Holdings Ltd
Aviv Tzidon, Chairman of the Board of Directors

PROXY STATEMENT
________________

R.V.B. Holdings Ltd
c/o Yigal Arnon & Co.
1 Azrieli Center
Tel Aviv, 67021, Israel
________________

ANNUAL  GENERAL MEETING OF SHAREHOLDERS

 August 19, 2010

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of R.V.B. Holdings Ltd (the "Company", "we", "our", "us",  and "RVB") for use at our annual general meeting of shareholders to be held on Thursday, August 19, 2010, at 2:00 p.m. (Israel time), or at any adjournment thereof.  The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is as of the close of business on July 12, 2010 (the "Record Date"). As of the Record Date, we had 117,970,535 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Ordinary Shares”) outstanding and entitled to vote.

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about July 14, 2010.  We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting, subject to the terms of applicable law.  We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) sending written notice to the Company of such revocation; (ii) executing and delivering to the Company a later-dated proxy, which is received by the Company at the address stated above at least 24 hours prior to the Meeting; (iii) voting in person at the Meeting; or (iv) requesting the return of the proxy at the Meeting.

Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the "Companies Law"), two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned for one week at the same hour and place, without further notice to our shareholders. If a quorum is not present on the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of the Companies Law, the persons present shall constitute a quorum.

Proposals 1 and 2 to be presented at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

Since certain of the Company's directors are controlling shareholders as defined in the Companies Law, the approval of Proposal 3 to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

For this purpose, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto sets forth certain information, as of the Record Date regarding beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), of our Ordinary Shares by each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. As of the Record Date, 117,970,535 of our Ordinary Shares were issued and outstanding.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

CHUN Holdings Limited Partnership (3) c/o Datus Ltd. 4 Koifman Street, Tel-Aviv 6801, Israel	58,142,608		49.29%
H.S.N General Managers Holdings LP 7 Berkowitz St. Tel Aviv Israel	20,000,000		16.95%
Polar Investments House Platinum House 21 Ha’arbah St. Tel Aviv 64731 Israel	6,252,207	(4)	5.30%
Bank Leumi Le-Israel B.M. 24-32 Yehuda Halevi St. Tel Aviv 63432 Israel	6,111,111		5.18%

(1)
Except as otherwise noted, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days as of the Record Date.

(2)
Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire these Ordinary Shares within 60 days of July 1, 2010 are treated as outstanding only for the purposes of determining the percent owned by such person or group.  The percentage of outstanding Ordinary Shares is based on 117,970,535 Ordinary Shares outstanding as of the Record Date.

(3)
Based on information reported by Chun LP in its Schedule 13D, the general partner of Chun LP is Chun Holdings Ltd., a private Israeli company jointly held by Aviv Tzidon (50%), and Portel Marketing SA (50%).

(4)	Includes 3,181,807 Ordinary Shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Investments Ltd.

MATTERS RELATING TO THE 2010 ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL 1

ELECTION OF DIRECTORS

The Company has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.  The nominees, who are all currently directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director.  Information on each nominee for director is set forth below. The information is based upon the records of the Company and information provided by each nominee. If at the time of the Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

The following table provides certain relevant information concerning the nominees including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Nir Dor	46
Nir Dor has been a director of the Company since March 21, 2006. Mr. Dor currently serves as the Chairman of the board of directors of Cargal Carton Industries Ltd., Vice Chairman of the board of directors of Global Factoring Ltd. and serves on the board of directors of The Danone Spring of Eden BV. Mr. Dor served as the Chief Executive Officer of Eden Springs Ltd. between 1999 and 2004. Mr. Dor is a certified public accountant and holds a B.A. in business management and finance from the College of Management of Tel-Aviv.

Avraham Gilat	63
Avraham Gilat has been a director of the Company since June 28, 2005. Mr. Gilat serves as the Chairman of Soltam Systems Ltd. and the Soltam Group, one of Israel's prominent defense companies and as a Director General of Mikal Ltd., a holdings company for a wide range of commercial activities. Prior to such time, Mr. Gilat served in various positions in Israel Military Industries Ltd. Mr. Gilat holds an M.B.A. from New York University and a B.A. in Economics from Tel-Aviv University.

Yair Green	66
Yair Green has been a director of the Company since July 21, 2009.  Mr. Green is an attorney who has been practicing law since 1970, specializing in corporate, property, business and commercial law. Since 2006, Mr. Green has been Chairman of the Board of Directors of the Jerusalem Academy of Music and Dance. Mr. Green is also a member of the Board of Governors of Ben Gurion University of the Negev and its investment committee, the Board of Governors of Weizmann Institute of Science and the Hebrew University of Jerusalem. He was awarded an honorary doctorate from Ben Gurion University of the Negev and an honorary doctorate from Bar Ilan University.

Uri Manor	67
Uri Manor has been a director of the Company since March 1, 2004. Mr. Manor has served as Managing Director of Datus Ltd., a consulting company specializing in the marketing of defense systems since January 1, 1996 and Managing Director of Loven Hachatzav Ltd., a holding company specializing in high tech and defense companies since 2001. Mr. Manor is also a member of the board of directors of Soltam Systems, Mobideo Aerospace Ltd., Laser Detection Systems Ltd. and CHUN Holdings Ltd. From 1969 to 1996, Mr. Manor held various management positions in Israel Aircraft Industries Ltd. including Deputy General Manager, MBT Division. Mr. Manor holds a B.Sc. and a M.Sc. in Aeronautical Engineering from the Technion, the Israel Institute of Technology.

Avraham Toledano	50
Avraham Toledano has been a director of the Company since July 21, 2009.  Mr. Toledano  is a certified accountant in Israel and was a senior parter at Ernst & Young Israel until 2005. Mr. Toledano serves as a director and Chief Executive Officer in B.R.Y.T. Capital Group Ltd., A.T.L.V. Management and Investment Services Ltd., Nama Holdings Ltd. and Simcha Uriely & Sons Engineering and Consutrction Company Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Toledano holds a B.A. in accounting from the College of Management.

Aviv Tzidon	54
Aviv Tzidon has been a director and the Chairman of our Board of Directors since November 24, 2003. Mr. Tzidon was the co-founder of BVR Technologies Ltd. (or BVR-T) and served as its Chief Technology Officer and a director since it commenced operations in 1987.  From October 1998, upon the spin-off of BVR Systems (1998) Ltd. from BVR-T, and until April 2000, Mr. Tzidon served as Chairman of the Board of Directors and Chief Executive Officer of BVR-T.  For three years, Mr. Tzidon worked as an independent consultant for Israel Aircraft Industries. Mr. Tzidon is also a member of the Board of Directors of CHUN Holdings Ltd.  Mr. Tzidon served as a combat pilot with the Israel Air Force, including reserve service, for approximately 20 years.

Avraham Zamir	66
Avraham Zamir has been a director of the Company since July 21, 2009.  Mr. Zamir has served as an independent consultant for technology companies in Israel and abroad, and a lecturer for academic institutes on negotiations and marketing in different cultures, since 2001.  Between 1987 until 1990 Mr. Zamir served as a projects manager and marketing director in TIL Consulting Company Ltd. From 1990 until 1991, Mr. Zamir served as a marketing director for defense systems in RADA Electronic Industries Ltd. and from 1991-2000 Mr. Zamir served as senior vice-president for business development, marketing and sales with the Company.  Mr. Zamir received his engineering degree in aeronautical engineering from the Technion, the Israel Institute of Technology, in 1966.

Our Board of Directors will present the following resolution at the Meeting:

“RESOLVED, that Messrs. Nir Dor, Avraham Gilat , Yair Green, Uri Manor, Avraham Toledano, Aviv Tzidon and Avraham Zamir are hereby elected to serve as directors for the coming year until the next annual meeting or until their respective successors are duly elected and qualified.”

In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby FOR the election of each of the above directors.

The affirmative vote of the holders of at least a majority of the voting power of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of Proposal 1.

Our Board of Directors recommends a vote FOR approval of the appointment of each of Messrs. Nir Dor, Avraham Gilat, Yair Green, Uri Manor, Avraham Toledano, Aviv Tzidon and Avraham Zamir as directors of the Company.

PROPOSAL 2

PROPOSAL TO APPOINT KPMG SOMEKH CHAIKIN AS THE INDEPENDENT
PUBLIC AUDITORS OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2010
 AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX THE REMUNERATION
 OF SAID AUDITORS AS THE AUDIT COMMITTEE MAY DEEM
FIT IN THEIR SOLE DISCRETION

The Companies Law requires shareholder approval of the appointment of the Company's independent public auditors for the fiscal year ending December 31, 2010.  The Board of Directors believes that the appointment of KPMG Somekh Chaikin as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2010 is appropriate and in the best interests of the Company and its shareholders. Subject to the approval of this proposal, the Audit Committee of the Company will fix the remuneration of KPMG Somekh Chaikin as the Audit Committee may deem fit in their sole discretion.

In compliance with the Companies Law, our Board of Directors will present the following resolution at the Meeting:

“RESOLVED, to appoint KPMG Somekh Chaikin as the independent public auditors of the Company for the year ending December 31, 2010 and to authorize the Audit Committee to fix the remuneration of said auditors as the Audit Committee may deem fit in their sole discretion."

In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby FOR the appointment of KPMG Somekh Chaikin as the independent public auditors of the Company for the year ending December 31, 2010 and to authorize the Audit Committee to fix the remuneration of said auditors as the Audit Committee may deem fit in their sole discretion.

The affirmative vote of the holders of at least a majority of the voting power of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 2.

Our Board of Directors recommends a vote FOR the approval of the appointment of KPMG Somekh Chaikin as the independent public auditors of the Company.

PROPOSAL 3

COMPANY’S DIRECTORS AND OFFICERS INSURANCE POLICY

In order to induce individuals to serve as directors and officers of the Company, it is critical that the Company maintain adequate directors and officers insurance.  Therefore, the Company believes it is necessary and in the best interest of the Company to procure insurance for its directors and officers.

Our Board of Directors will present the following resolution at the Meeting:

“RESOLVED to authorize the Company to procure an insurance policy for such individual directors and officers of the Company ("D&O Insurance Policy"), as shall serve from time to time, as a framework transaction for a period of five years.  The cost of the D&O Insurance Policy shall be at an annual premium of up to $55,000 for liability coverage of $10,000,000."

In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby FOR the procurement of an insurance policy for the individual directors and officers of the Company, as shall serve from time to time, for a period of five years.

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval and ratification of the resolution approving the procurement of the Company’s D&O Insurance Policy provided that one of the following shall apply: (i) the majority of the votes includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the above resolution and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

Our board of directors recommends a vote FOR approval of the D&O Insurance Policy.

PRESENTATION OF FINANCIAL STATEMENTS

The Companies Law requires the presentation of the Consolidated Balance Sheets and related information of the Company to the shareholders of the Company.  The Company will present at the Meeting the Company’s Consolidated Balance Sheets at December 31, 2009 and the Consolidated Statements of Income for the year then ended and will present to the Company's shareholders the Management's Report on the business of the Company for the year ended December 31, 2009.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") applicable to foreign private issuers.   We fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1−800−SEC−0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.

By Order of the Board of Directors, R.V.B. Holdings Ltd. Aviv Tzidon, Chairman of the Board of Directors